UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 1 April 2022, London, U.K. GSK publishes segment and product sales reporting changes

GlaxoSmithKline plc ("GSK") keeps its financial reporting under regular review to ensure that it remains current and in line with both the latest regulatory requirements and developing best practice within the Pharmaceutical industry.

Revised reporting segments for Pharmaceuticals and Vaccines
GSK announced at the Investor Update on 23 June 2021 that revised reporting segments for new GSK would be presented from the first quarter 2022 results. The new operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT).
Previously, GSK reported results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare. From the first quarter 2022 results GSK will report results under three segments on the following basis:
● The Commercial Operations segment includes the results that were previously reported under the Pharmaceuticals segment and the Vaccines segment but now excludes expenditure related to research & development included in the segment below. This change reflects the closer integration and management of the commercial, manufacturing and other operations of the Pharmaceutical and Vaccines portfolio. The Commercial Operations segment continues to include the ViiV Healthcare commercial operating profit. The research and development managed expenditure related to ViiV Healthcare (previously reported within the Pharmaceuticals segment) and
       Vaccines (previously reported within the Vaccines segment) will be reported as part of the Research and Development segment. The Commercial Operations segment will also include the Group's global health initiatives that were previously separately reported through the Pharmaceuticals R&D and Vaccines segments as well as within
        Corporate and other unallocated costs;
● The Research and Development segment includes the costs previously reported under the Pharmaceuticals R&D segment. The segment will also include the research and development managed expenditure related to ViiV Healthcare (previously reported within the Pharmaceuticals segment) and Vaccines (previously reported within the
    Vaccines segment). The new segment reflects the changes that have been made to the management of research, development and other related costs (such as regulatory and administration costs) through the "One R&D" organisational changes. The Research and Development segment now excludes costs related to the Group's global health initiatives;
● The Consumer Healthcare segment will be reported as a "Continuing operation" operating segment until such time as the formal criteria for treating Consumer Healthcare as a 'Discontinued operation' have been satisfied (currently expected in Q2 2022).  We will consolidate the business for reporting purposes until the demerger has completed.

Corporate and other unallocated costs include the costs of corporate functions that are not managed by and are not the responsibility of the operating segments.
The revised segment turnover and operating profit tables below set out the new operating segments that will be used from the first quarter 2022 results, as applied to the 2021 quarterly reported turnover and profits.

Product sales to be reported within three product groups - Specialty Medicines, General Medicines and Vaccines
GSK will report product sales within three product groups from the first quarter 2022 results:
● Specialty Medicines products will include GSK's marketed products for HIV, oncology, immuno-inflammation, respiratory and other specialty medicines (including Nucala) and the pandemic solution, Xevudy;
● General Medicines products, which include products previously reported as Established Pharmaceuticals and sales of Trelegy Ellipta and Anoro Ellipta (previously reported within the Respiratory category under Specialty products). These products are typically accessed by patients through primary care settings;
● Vaccines products, including sales of GSK's AS03 adjuvant as part of the pandemic solutions.

Disclosure of Consumer Healthcare category for brands divested and under review to be removed
Following the completion of the Consumer Healthcare brand divestment programme in the first quarter 2021, the sales of the remaining products that were reported under the brands divested and under review category and which have not been divested will be reported under their original category again from the first quarter 2022 results. In addition, the sales of the brands divested in the first quarter 2021 will also not be reported in the separate brands divested category for the comparative periods of 2021.

As a result of these changes, from the first quarter 2022 the presentation of a separate category for brands divested and under review will no longer be required.

The revised turnover tables below set out the revised format for reporting sales that will be used from the first quarter 2022 results, as applied to the 2021 quarterly reported product sales.

An Excel version of this data is available on www.gsk.com.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)
	Frances De Franco	+1 570 236 4850	(Philadelphia)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Rakesh Patel	+44 (0) 7552 484646	(Consumer)
	Emma White	+44 (0) 7823 523562	(Consumer)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, and any impacts of the COVID-19 pandemic.

Brand names
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2021 has been derived from the full Group accounts published in the Annual Report 2021.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Revised format for reporting segment turnover and operating profit

Turnover by segment

	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m

Commercial Operations	5,106	5,800	6,571	7,030	24,507
Consumer Healthcare	2,312	2,292	2,506	2,497	9,607

Total turnover	7,418	8,092	9,077	9,527	34,114

Operating profit by segment

	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m

Commercial Operations	2,451	2,871	3,455	2,701	11,478
Research and Development	(1,030)	(1,119)	(1,139)	(1,281)	(4,569)
Consumer Healthcare	535	498	648	558	2,239

Segment profit	1,956	2,250	2,964	1,978	9,148
Corporate and other unallocated costs	(75)	(92)	(90)	(85)	(342)

Adjusted operating profit	1,881	2,158	2,874	1,893	8,806
Adjusting items	(188)	(483)	(936)	(998)	(2,605)

Total operating profit	1,693	1,675	1,938	895	6,201

Finance income	10	7	7	4	28
Finance costs	(201)	(192)	(200)	(191)	(784)
Loss on disposal of interests in associates	-	(36)	-	-	(36)
Share of after tax profits of associates and joint ventures	16	16	3	(2)	33

Profit before taxation	1,518	1,470	1,748	706	5,442

Commercial Operations turnover

	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m

HIV	1,031	1,235	1,251	1,260	4,777
Oncology	110	119	128	132	489
Immuno-inflammation, respiratory and other	434	525	526	558	2,027
Pandemic	-	-	114	828	958
Specialty Medicines	1,575	1,879	2,019	2,778	8,251

Respiratory	1,492	1,514	1,492	1,550	6,048
Other General Medicines	815	836	886	893	3,430
General Medicines	2,307	2,350	2,378	2,443	9,478

Meningitis	190	225	352	194	961
Influenza	18	33	384	244	679
Shingles	327	295	502	597	1,721
Established vaccines	689	758	841	682	2,970
Pandemic	-	260	95	92	447
Vaccines	1,224	1,571	2,174	1,809	6,778

Total Commercial Operations turnover	5,106	5,800	6,571	7,030	24,507

Consumer Healthcare turnover

	Q1 2021 £m	Q2 2021 £m	Q3 2021 £m	Q4 2021 £m	Full Year £m

Oral health	695	663	702	672	2,732
Pain relief	548	563	588	582	2,281
Vitamins, minerals and supplements	349	359	406	398	1,512
Respiratory health	244	212	330	357	1,143
Digestive health and other	476	495	480	488	1,939

	2,312	2,292	2,506	2,497	9,607

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 1, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc